

WLCX

White Label Chocolate Corp.
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $75,000

Offering End Date: July 28, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: White Label Chocolate Corp.

Founded: September 21, 2016

Address: 170 W. Lake Ave.
             Watsonville, CA 96076

Industry: Chocolate Manufacturing

Employees: 2

Website: www.whitelabelchocolate.com

Use of Funds Allocation:

If the maximum raise is met:

$71,625 (95.50%) – of the proceeds will go towards chocolate equipment
$3,375 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 400 Followers

SMBx



Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$233,351	$326,667	$396,931
Cash & Cash Equivalents	$122,874	$142,875	$173,729
Accounts Receivable	$29,108	$69,864	$70,531
Short-term Debt	-$19,176	$15,563	$15,563
Long-term Debt	$184,930	$385,532	$377,674
Revenue	$226,503	$292,821	$52,691
Cost of Goods Sold	$114,411	$83,963	$2,931
Taxes	$0	$0	$0
Net Income	-$28,040	-$78,917	$33,124

Recognition:

White Label Chocolate Corp. (DBA White Label Chocolate) was established in 2016 by Stephen Beaumier, on a mission of making the cacao-growing and trading world a better and more equitable place for all involved. They focus on making a difference by helping cocoa farmers earn a fair living from their labor. They buy beans directly from small family farms all over the world within the equatorial regions where cacao trees grow, and from community co-ops that process the local cacao crops. With 10 unique, decadent chocolate bars, White Label Chocolate is currently sold in 3 retail stores in Northern California: Mutari, Chocolate Covered SF, and Botanic and Luxe. They're proud to be a Good Food Award Winner which has over 2,000 entries each year.

About:

White Label Chocolate Corp. (DBA White Label Chocolate) based in Santa Cruz, CA, is an International Chocolate Award winner. Their main goal is to build a successful & scalable bean to bar company that will garner and earn the resources to truly affect long term change & sustainability for farming partners.

For more information, contact our Customer Support Team at support@thesmbx.com

